MILLBURN RIDGEFIELD CORPORATION

August 27, 2010

VIA EDGAR
Ms. Sonia Gupta Barros Special Counsel United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Millburn Multi-Markets Fund L.P. (the “Registrant”) — Amendment No. 1 to Form 10 Filed August 26, 2010 (File No. 000-54028)

Dear Ms. Barros:

In connection with the Millburn Multi-Markets Fund L.P. (the “Registrant”) Amendment No. 1 to Form 10 Filed August 27, 2010 (File No. 000-54028) and the Staff’s comment letter dated July 29, 2010, Registrant acknowledges the following:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Millburn Multi-Markets Fund L.P. By: Millburn Ridgefield Corporation, its General Partner By: /s/ Gregg Buckbinder Name: Gregg Buckbinder Title: Chief Operating Officer